Prana Biotechnology Presents New Key Findings on PBT2

PBT2 Alters Biomarkers and Rapidly Improves Cognition in two distinct models of Alzheimer’s Disease

MELBOURNE, Australia - June 6, 2007 - Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT), a biopharmaceutical company focused on the research and development of treatments for neurodegenerative disorders, announced today that it will present new data on Prana’s lead Alzheimer’s disease (AD) drug PBT2 at the Alzheimer’s Association International Conference on Prevention of Dementia, in Washington D.C.

Professor Colin Masters MD, Executive Director and Laureate Professor Mental Health Research Institute and The National Neuroscience Facility University of Melbourne and Director of the Company will present the findings on June 9, in a lecture entitled "Alzheimer’s Disease: Abeta amyloid as the principal molecular therapeutic and diagnostic target.” The presentation will include data from manuscripts currently under preparation for publication by scientists from Prana, The Mental Health Research Institute and The University of Melbourne.

While PBT2 is currently in Phase IIa development, the presentation will detail the results of the expansive mouse cognitive and biomarker studies recently completed on PBT2, including several key findings such as:

•	PBT2 potently inhibits synthetic Abeta forming toxic soluble oligomers in vitro;
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PBT2 reduces Abeta oligomer levels detected in secretions from the brains of conscious, freely-moving AD transgenic mice within 4hrs of oral administration. This observation was reproduced in two genetically distinct mouse models.

•	PBT2 sharply improves cognitive performance in the Morris Water Maze for two genetically distinct mouse models of AD within 5 to 7 days of treatment; and
•
The brains of the mice with improved cognition showed a substantial reduction in the biomarkers phosphorylated tau and Abeta, while simultaneously raising the level of the neuronal marker protein synaptophysin.

The amyloid plaques which are the main pathological feature of the brains of Alzheimer’s sufferers are composed of aggregates of the Abeta protein. The Alzheimer’s research community largely supports the hypothesis that small, soluble, mobile aggregates (oligomers) of the Abeta protein are the cause of neurotoxicity in AD. PBT2’s ability to inhibit the generation and toxicity of these oligomers, as well as preventing the hyperphosphorylation of tau, while improving cognition, supports the disease modifying potential of PBT2 and other drugs in the Prana development pipeline.

Geoffrey Kempler, Chairman and Chief Executive Officer of Prana commented: “The results of these studies are encouraging and lend further support to the theories driving development of PBT2. We continue to improve our understanding of PBT2’s functionality and potential for disease modification as we move forward with formal clinical development. The ongoing PBT2 Phase IIa trial in early Alzheimer’s patients is on track to complete dosing by the end of this year and report early in 2008.”

The technique of in vivo brain microdialysis recently adopted as a research tool by Prana scientists provides a unique insight into a dynamic metabolic process, allowing researchers to sample secretions from the brains of conscious, unrestrained test animals freely interacting with their environment. Sampling from the brains of genetically-engineered AD mouse models which have received single or sequential oral doses of PBT2, it was found that the drug exerts its inhibitory effects upon the target molecule, Abeta, rapidly and reproducibly without causing "rebound" effects observed with other drugs in development. Most particularly, a dramatic reduction was observed in soluble oligomers of the size range identified in the literature as the most toxic form of Abeta amyloid in AD.

The findings of these studies confirm and expand upon data presented by the Company at the International Conference of Alzheimer’s Disease in Madrid last July, describing potent effects of PBT2 on memory acquisition and retention in Alzheimer's mice.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease and other major age-related neurodegenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Investor Relations	Media Relations
Mark Jones	Ivette Almeida
T: 646-284-9414	T: 646-284-9455
E: mjones@hfgcg.com	E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By /s/ Geoffrey Kempler
            Geoffrey Kempler,
            Executive Chairman

Date:  June 6, 2007